Texas New York Washington, DC Connecticut Dubai Kazakhstan London	William S. Anderson Partner 713.221.1122 Office 713.437.5370 Fax will.anderson@bgllp.com Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

November 16, 2007

By E-mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Celeste M. Murphy

Re:	Luby’s Inc.

Preliminary Proxy Statement filed November 13, 2007

File No. 001-08308

Ladies and Gentlemen:

On behalf of Luby’s, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated November 15, 2007, regarding the Company’s preliminary proxy statement (the “Proxy Statement”) filed on November 13, 2007 relating to the Company’s Annual Meeting of Shareholders to be held on January 15, 2008 (the “Annual Meeting”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.

We respectfully request that the Staff review the Proxy Statement and our responses at it earliest convenience. Please advise us of any further comments as soon as possible.

Schedule 14A

1.	We note that on November 13, 2007 you filed you preliminary proxy statement with respect to the annual meeting and disclosed that November 16, 2007 had been set as the record date for the annual meeting. In this respect, please tell us how you complied with the advance notice requirements of Rule 14a-13(a)(3).

Response: The Company complied with the advance notice requirements of Rule 14a-13(a)(3) in reliance on Rule 14a-13(a)(3)(iii), which allows the Company to make the inquiries required under Rule 14a-13(a)(1) within such time period as permitted under the rules of the national securities exchange on which the Company’s common stock is listed. The applicable rule, Section 402.5 of the Listed Company

Securities and Exchange Commission

November 16, 2007

Manual (the “Manual”) of the New York Stock Exchange (“NYSE”), requires the Company to make such inquiries at least 10 days in advance of the record date for the annual meeting.

Accordingly, on November 6, 2007, 10 days in advance of the record date, MacKenzie Partners, Inc. (“MacKenzie”), a proxy solicitation agent acting on behalf of the Company, sent a notice of the record date and an inquiry regarding the number of copies of proxy and other soliciting material and annual reports necessary to supply beneficial owners to Broadridge Financial Solutions, Inc. (“Broadridge”), an outsourcing provider that serves and distributes such materials to most brokers, banks and other record holders. On that same date, MacKenzie also distributed the notice and inquiry to banks, brokers and certain other record holders who are not served by Broadridge.

We note also that on November 6, 2007, the Company delivered a Notification of Record and Stockholders’ Meeting Dates to the NYSE relating to the Annual Meeting, as required by Section 401.02 of the Manual. Pursuant to Section 402.03 of the Manual, on November 6, 2007 this notice was published in the NYSE’s Weekly Bulletin.

With respect to the closing comment, please see the statement of the Company attached hereto as Annex A, which contains the acknowledgements of the Company as requested in your letter.

Please do not hesitate to call me at (713) 221-1122 if you have any questions or would like further information regarding any of the foregoing. Thank you for your consideration.

Very truly yours,

Bracewell & Giuliani LLP

/s/ William S. Anderson
William S. Anderson

WSA/bao

Enclosure

ANNEX A

Luby’s, Inc., a Delaware corporation (the “Company”), in response to the request received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 15, 2007, regarding the Company’s preliminary proxy statement (the “Proxy Statement”) filed on November 13, 2007, relating to the Company’s Annual Meeting of Shareholders to be held on January 15, 2008, does hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DATED this 16th day of November, 2007.

Luby’s, Inc.

By:	/s/ Peter Tropoli
Peter Tropoli
Senior Vice President-Administration, General Counsel and Secretary